[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 15, 2020

VIA EDGAR AND FEDERAL EXPRESS

Mr. Joshua Shainess
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20549-7010

Re:	TEGNA Inc.
Definitive Additional Materials on Schedule 14A
Filed March 30, March 31, April 2, and April 3, 2020
File No. 001-06961

Dear Mr. Shainess,

On behalf of our client, TEGNA Inc. (“TEGNA” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 6, 2020 with respect to the Company’s Definitive Soliciting Materials on Schedule 14A filed March 30, March 31, April 2, and April 3, 2020 (File No. 001-06961).  For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by the Company’s responses.

DEFA14A Filed March 30, 2020

1.
Provide us with a legal analysis for TEGNA’s assertion that it does not intend to update the disclosure relating to the acquisition proposals. Your analysis should address the application of Rule 14a-9.

Response:  The Company acknowledges the Staff’s comment, and notes that it has sought to provide appropriate and voluntary transparency to the market especially when faced with misleading statements that have been placed into the market by third parties. The Company also respectfully submits that while the rules of the Commission do impose obligations to provide specified disclosures in specific circumstances (such as the obligation to file periodic reports), the federal securities laws do not generally impose an ongoing duty to update existing disclosure.1 Further, the Company notes that the Company’s report on the acquisition proposals it received was a statement of historical fact that was, and will continue to be, accurate as of March 29, 2020, the date of disclosure. With regard to such statements, the Seventh Circuit has noted that “[n]o duty to update an historical statement can logically exist. By definition an historical statement is addressing only matters at the time of the statement. Thus, that circumstances subsequently change cannot render an historical statement false or misleading.”2

1  See, e.g., Gallagher v. Abbott Laboratories, 269 F.3d 806, 808 (7th Cir. 2001) (“We do not have a system of continuous disclosure. Instead firms are entitled to keep silent (about good news as well as bad news) unless positive law creates a duty to disclose.”).
2  Stransky v. Cummins Engine Co., Inc., 51 F.3d 1329 (7th Cir. 1995).

Mr. Joshua Shainess
April 15, 2020

While Rule 14a-9 imposes a prohibition on false and misleading statements, it does not mandate specific disclosures or mandate updates to prior statements of historical fact. The Company expressly stated that it “does not intend to update [the] disclosure” relating to the acquisition proposals, thereby clarifying to investors that it was making a historical statement – a “snapshot” in time – not a statement to be tested periodically. As future events cannot render a historical disclosure regarding the status of the acquisition proposals as of March 29, 2020 false or (especially in light of the express disclaimer of any intent to update) misleading with respect to any material fact, the Company believes that its assertion that it does not intend to update such disclosure complies with Rule 14a-9.

2.	With a view toward revised disclosure in future filings, please provide support for management’s statements regarding TEGNA’s “strong balance sheet.”

Response:  The Company respectfully submits that the capital allocation decisions of management and its Board of Directors have directly contributed to a stronger balance sheet, including (i) the Company’s revenue diversification and margin improvement actions, which have led to its EBITDA margins being at or above the median margins of its peers, (ii) the Company’s capex-light business model freeing up cash flow for additional capital allocation opportunities, (iii) the Company’s successful consummation of $2.1 billion aggregate principal amount of senior notes offerings in December 2019 and January 2020 at historically low interest rates; (iv) the Company’s rapid de-levering due to strong free cash flow generation; (v) the Company’s extension of its $1.5 billion revolver, which is outsized for a company of its scale, through August 2024 while increasing its permitted leverage ratio (its only financial covenant) to 5.5x, (vi) the Company’s limited amount of near-term maturities, (vii) the fact that the Company’s debt portfolio consists of approximately 75% of fixed-rate debt, ensuring a low cost of debt, and (viii) the Company’s short-turn days sales outstanding (“DSO”) due its top-of-the-market retransmission rates, and high collections rate contributing to strong working capital. Furthermore, the Company’s strong balance sheet is also benefited by its extremely short order to cash cycle, historically less than 80 days. This is the direct result of more than 50% of the Company’s revenues (subscription and political) being paid on contractual terms, with political advertising paid up front at the time the order is placed.

Mr. Joshua Shainess
April 15, 2020

DEFA14A Filed March 31, 2020

3.
Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion that Mr. Kim “is motivated by self-interest and not a desire for shareholder representation.” Such factual foundation must be reasonable. Refer to Rule 14a-9.

Response:  The Company acknowledges the Staff’s comment, and notes that Soo Kim has not demonstrated any willingness to listen to the Company’s constructive settlement proposals, but has rather summarily dismissed them without engaging with the Company. Standard General itself highlighted this point in its letter to the Company’s shareholders dated February 20, 2020 (“In fact, following last week’s precipitous stock drop, TEGNA reached out to Standard General to explore a settlement – with the pre-condition for discussions that TEGNA would not add Soo Kim of Standard General to its Board. That settlement overture mirrored one made by TEGNA before we nominated our slate, and we rejected it summarily.”) (emphasis added). The fact that Mr. Kim would not consider any settlement that does not include his personal representation on the Company’s Board of Directors demonstrates his self-interested motivations with respect to this proxy contest.

The Company on further reflection after considering the Staff’s comment acknowledges that the second part of that statement – that Mr. Kim is not motivated by “a desire for shareholder representation” – may be potentially confusing (since there is a pending proxy contest underway to change the Board of Directors). As such, the Company will clarify future disclosures by removing the quoted phrase, so as to avoid any confusion.

DEFA14A Filed April 2, 2020

4.
We note your assertion that adding Standard General’s nominees to TEGNA’s board “could imperil [TEGNA’s] successful value creation strategy.” In your response letter, provide us with factual support for the specific elements of the strategy you are referring to and describe how you are defining or measuring its success. Additionally, tell us how you believe Standard General’s nominees could imperil that strategy.

Mr. Joshua Shainess
April 15, 2020

Response:  The Company acknowledges the Staff’s comments and notes that its value creation strategy consists of (i) delivering strong financial and operational performance and driving growth relative to peers, while using free cash flow to continue its rapid de-levering, invest in new products and initiatives and fund strategic, accretive acquisitions, (ii) maintaining a disciplined approach to M&A through acquiring high-quality assets in broadcasting and adjacent businesses that overlap with the Company’s existing broadcasting footprint, and (iii) being open to all proposals or potential transactions that would maximize shareholder value. This value creation strategy is disclosed in the same letter to the Company’s shareholders, dated March 31, 2020, that constitutes this DEFA14A filing.

The Company’s independent, diverse and engaged Board of Directors has substantial operational and M&A experience and has played an active and ongoing role in spearheading Company’s value creation strategy, both in terms of overseeing the Company’s operations and evaluating and negotiating M&A transactions. The Company’s Board of Directors forms the backbone of its value creation strategy, and Standard General has recklessly imperiled such strategy by targeting the Chairman and three other directors who are Committee Chairs (i.e., four of the most important directors), who are crucial to the management of the Company.

Furthermore, Standard General’s nominees lack the relevant experience and track record of the incumbent directors, and in some cases present conflicts of interests due to existing investments or roles in broadcast industry competitors and it is unclear whether all of Standard General’s slate would even be able to fully participate in board discussions around material matters involving the Company’s strategy in light of their other business interests, which absence would further undermine Board oversight and engagement on matters of corporate strategy.

DEFA14A Filed April 3, 2020

5.
We note that you issued the subject press release on April 1, 2020. In light of the fact that you filed these soliciting materials on April 3, 2020, it appears that you have not complied with the requirements of Rule 14a-6(b). Please confirm for us your understanding that all future soliciting materials will comply with Rule 14a-6, including the requirement that any soliciting materials sent or given to security holders be filed with the Commission no later than the date they are first sent or given to security holders.

Mr. Joshua Shainess
April 15, 2020

Response:  The Company acknowledges the Staff’s comment and notes that as a result of various disruptions, the process of preparing, EDGARizing, proofing and ultimately filing soliciting materials with the Commission has recently taken substantially more time than usual. The Company confirms its understanding that all future soliciting materials will comply with Rule 14a-6, including the requirement that any soliciting materials sent or given to security holders be filed with the Commission no later than the date they are first sent or given to security holders.

6.
We note your discussion of Standard General’s derivative positions and its apparent reduction in the number of TEGNA shares that it owns. In order to provide proper context, where you discuss this information in future filings please also address Standard General’s overall economic interest in the company.

Response:  The Company respectfully submits that the purpose of the press release that the Company issued on April 1, 2020 with respect to Standard General’s Schedule 13D filing was limited to clarifying Standard General’s obfuscating disclosure with respect to its transactions by pointing out that Standard General had recently sold approximately 25% of its shares shortly after the record date while likely retaining the ability to vote such shares at the Company’s 2020 annual meeting. Nevertheless, the Company acknowledges the Staff’s comment and, in order to provide proper context, will mention the fact that Standard General holds derivative positions in future disclosures where information about Standard General’s apparent reduction in the number of TEGNA shares that it owns is discussed.  The Company is not prepared to discuss the size, nature or terms of Standard General’s economic interest as details of these derivative transactions were not made available in Standard General’s public filings, in contravention of Items 5 and 6 of Schedule 13D. The Company has submitted follow-up inquiries to Standard General related to these matters and has yet to receive a response as of the date hereof.

*	*	*

Mr. Joshua Shainess
April 15, 2020

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Igor Kirman

Igor Kirman

cc:	Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz
Akin Harrison, TEGNA Inc.